June 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Jimmy McNamara, Esq.

Office of Life Sciences

Re:	OS Therapies Incorporated
Registration Statement on Form S-1 (File No. 333-279839) Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 25, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m. Eastern time, on Wednesday, June 26, 2024. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

Brookline capital markets, a division of arcadia securities, llc

By:	/s/ Michael Fontaine
	Name:	Michael Fontaine
	Title:	Managing Partner

cc:	Marc Ross, Esq.